
August 26, 2014

<u>Via E-mail</u>
Frank Yuan
Chief Executive Officer and President
ASAP Expo, Inc.
9436 Jacob Lane
Rosemead, CA 91770

      Re: ASAP Expo, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed March 15, 2014
              File No. 001-34294

Dear Mr. Yuan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Item 6. Management's Discussion and Analysis or Plan of Operations, page 9</u>

1.   We note your disclosure that your revenues are derived from providing advisory services in real estate acquisition deals, and that you did more deals in 2013 than you did in 2012. In future filings, please provide a much more comprehensive discussion of your revenues, how they are derived and the reasons for period-to-period changes, as well as a comprehensive discussion of your expenses to give users of your financial statements a clearer picture of your business and the factors that can impact it. Please provide us with your proposed revisions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant